Mail Stop 3561

April 28, 2010

John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re: Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 333-44315**

Dear Mr. Paulsen:

We have reviewed your response letter dated April 8, 2010 and have the following comments. Please amend your Form 10-K for the fiscal year ended June 30, 2009 and your Form 10-Q for the fiscal quarter ended September 30, 2009 in response to the comments issued regarding these filings. Also, please respond supplementally to our comments regarding your Form 10-Q for the fiscal quarter ended December 31, 2009. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

General

1. Please number your filing page numbers to help investors reference your disclosure.

Cover Page

2. We note your response to comment one from our letter dated November 23, 2009. While you may be the successor to BevSystems International, Inc. our review of EDGAR indicates that neither you nor BevSystems International, Inc. ever registered

shares under Section 12(g) or 12(b) of the Exchange Act by filing either a Form 10 or 8-A. Therefore, please revise the cover page of your Form 10-K to remove any indication that your common stock is registered under Section 12(b) of the Exchange Act. Please also note that you are not required to file periodic reports pursuant to Sections 13 or 15(d) of the Exchange Act, which is a requirement for purposes of quotation on the Over the Counter Bulletin Board. Please confirm your understanding in this regard.

Item 1 Business

3. We note your response and proposed revisions to your Form 10-K under "Operations" in response to comment two from our letter dated November 23, 2009. In particular, we note that the Nation will pay you a fee based on a percent of gaming revenues. Please explain what revenues are encompassed in "gaming revenues" and clarify if you will also receive a percentage of the revenues generated from non-gaming operations, such as sales of food, beverages, tobacco, gifts, hotels, parking, etc. Please also explain the difference between gaming fees and management fees, to which you make reference in your Management's Discussion and Analysis.

4. We note your response and proposed revisions to your Form 10-K in response to comment three from our letter dated November 23, 2009. Please revise your business summary to discuss in greater detail your "Other Gaming Development."

5. We note your response and proposed revisions to your Form 10-K in response to comments four and eight from our letter dated November 23, 2009. In particular, we note your statement in the business section that you "have assembled a team of officers and outside consultants with extensive gaming, resort, etc. experience." In your Management's Discussion and Analysis section it states that your business plan "is focused on using the gaming and turn-around experience of our officers and directors in the management and development of casino resorts." Please discuss under "Directors, Executive Officers and Corporate Governance" the experience of your officers and directors in accordance with Item 401 of Regulation S-K. In addition, please provide sufficient detail about the experience of your officers and directors in managing and developing casino resorts to support your statement about the gaming and turn-around experience of your officers and directors or remove these statements.

(c) Financial Position and Future Financing Needs – Going Concern

6. We note your response and proposed revisions to your Form 10-K in response to comment six from our letter dated November 23, 2009. You state that to meet your obligations you have borrowed from RBL, a stockholder, and sold common stock. Please discuss in this section the funds you have borrowed from RBL or provide a cross-reference to the section that discusses in greater detail the funds you have borrowed from RBL.

7. Since you disclosed that you issued 1,500,000 shares as partial payment of the stockholder loan of $1,657,932 even though it occurred after June 30, 2009, please also provide the disclosures required under Item 701 of Regulation S-K in your "Recent Sales of Unregistered Securities" section. Also, please briefly discuss the basis for your dollar per share valuation and the material terms regarding the remaining outstanding amount due. We also remind you of your obligation to file an Item 3.02 Form 8-K to disclose the issuance of unregistered equity securities if since your last Item 3.02 Form 8-K or last periodic report, whichever is more recent, you have issued, in the aggregate, more than 5% of your outstanding shares. Please refer to Item 3.02 of Form 8-K.

Item 5: Market for Registrant's Common Equity and Related Stockholder…

Recent Sales of Unregistered Securities

8. We note your response and proposed revisions to your Form 10-K in response to comment seven from our letter dated November 23, 2009. For each transaction please either name the persons or identify the class of persons to whom the securities were sold, such as the sale that occurred on May 26, 2009. Also, where you state that the purchaser had access to information necessary to make an informed investment decision because of their relationship to you, please make sure that the nature of the relationship is clear and explain why this relationship provided the information necessary to make an informed investment decision. Also, as to any securities sold otherwise than for cash, please state the aggregate amount of consideration you received. Please refer to Item 701 of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition…

Management's Analysis of Business

Gaming

9. We note your response to comment nine from our letter dated November 23, 2009. However, we are unable to locate the changes in your draft Form 10-K that you are referring to. Therefore, we respectfully reissue comment nine. Please tell us in your response letter whether the 40,440,900 shares were ever used as collateral or are still being used as collateral for any loan. If the stock was posted as collateral, but is no longer posted as collateral, please indicate when and how the shares were released.

10. We note your response to comment 10 from our letter dated November 23, 2009. You state that you are responsible for arranging a limited recourse loan or other arrangements to finance the gaming facility in an aggregate principal amount of up to $350,000,000. Please state who the parties to the loan will be, the purpose of the loan and the status of your efforts to arrange this financing as of June 30, 2009.

11. Also, we note that RBL transferred 3,895,467 shares it owned in Rotate Black to the owner of the property in Sullivan County, New York. In October 2009 you issued 3,895,467 shares to RBL. Please clearly state if your October 2009 issuance to RBL was to repay RBL for its transfer of 3,895,467 shares on your behalf in May 2009 or otherwise state the reason for the issuance. Also, please provide the disclosure required under Item 701 of Regulation S-K regarding your issuance of 3,895,467 shares to RBL in your "Recent Sales of Unregistered Securities" section.

12. You state that "[a]s the agreement is cancellable, the time requirements under the agreement have been delayed until certain matters have been resolved." Please expand upon this statement. In this regard, please discuss the agreement's time requirements. Also, please discuss why the time requirements hinge on the ability to cancel this agreement. Finally, please discuss the "certain matters" you are referring to, the status of their resolution and what will occur if the matters are resolved.

13. You state that "[a]t this point, we should be able to meet its financial obligations and commence profitable operations." Please clarify if you mean that once you bill the Nation for development advances you will be able to meet your financial obligations or if you mean something else. Please also tell us why you believe that you will be profitable, given the amount of your current losses from operations.

Results of Operations

14. We note your response and proposed revisions to your Form 10-K in response to comment 14 from our letter dated November 23, 2009. In particular, we note your statement that you "are expanding our resources to develop the casino project for the Nation…" Please discuss how you are expanding your resources. You also state that you are developing other gaming properties to provide revenue. Please discuss the other properties you are developing, their status and the likelihood that they will produce revenues in the near future or direct readers to a section of your filing that provides the information. In this regard, please see related comment four above. Alternatively, you can remove this statement from your filing.

Liquidity and Capital Resources

15. We note your response and proposed revisions to your Form 10-K in response to comment 16 from our letter dated November 23, 2009. You state that you will continue to incur pre-development costs. Please describe these pre-development costs and the amount of pre-development costs you expect to incur with regards to your Sullivan County, New York project.

Critical Accounting Policies and Estimates, page 15

16. We note your response to comment one in our letter dated February 1, 2010 and the proposed revisions to your disclosure in the draft of the amendment submitted to us. Please provide information for investors to assess the probability of a future

impairment charge including a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the fair value of the Life O2 license and contract rights. Refer to Item 303 of Regulation S-K and the Commissions Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at http://www.sec.gov.

Item 9A: Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

17. We note your response and proposed revisions to your Form 10-K in response to comment 18 from our letter dated November 23, 2009. We note that your revisions to your disclosure controls and procedures section discusses the reasons why your internal controls and procedures are ineffective and what you intend to do to correct them. In this section, please discuss why your disclosure controls and procedures were ineffective and what steps you plan to take or have taken since June 30, 2009 to make your disclosure controls and procedures effective. We note your indication in your response that the reasons why your disclosure controls and procedures are ineffective are the same reasons why your internal over financial reporting are ineffective, however, please make this clear. Please separately discuss the reasons why your internal controls of financial reporting were ineffective and the steps you plan to take or have taken since June 30, 2009 to make your disclosure controls and procedures effective in your "Management's Report on Internal Control Over Financial Reporting," section.

18. You also state that you are working on a plan to formalize the design of a complete system of internal controls upon the effective date of the development agreement. Please state what development agreement you are referring to in this instance, when you believe it will be effective and why you are waiting to formalize your internal control system until it is effective.

Item 11: Executive Compensation

Summary Compensation Table

19. We note your response to comment 20 from our letter dated November 23, 2009. Please discuss the reason, as provided in the employment agreement, for the one-time incentive to Mr. Paulsen and Mr. Cooper. Also, please discuss why the per share price for shares issued to Mr. Paulsen and Mr. Cooper in 2009 were based on the value of shares issued to RBL on August 15, 2008.

Item 13: Certain Relationships and Related Transactions and Director…

20. We note your response and proposed revisions to your Form 10-K in response to comment 23 from our letter dated November 23, 2009. Please provide the

approximate dollar value of the amount involved in the purchase of assets from RBL and for the shares issued to RBL as part of the bankruptcy reorganization. Please refer to Item 404 of Regulation S-K.

Item 15: Exhibits and Financial Statement Schedules

21. We note your response and proposed revisions to your Form 10-K in response to comment 25 from our letter dated November 23, 2009. Please provide the proper exhibit number for each exhibit that you list on your exhibit index. Please refer to Item 601 of Regulation S-K. Please include a copy of these exhibits with your next response and confirm that you will file them as an exhibit when you file your Form 10-K/A.

22. Please also file as an exhibit the agreement you entered into with a placement agent for a proposed offering up to $12.5 million of debt obligations on October 26, 2009.

Signatures

23. We note your response and proposed revisions to your Form 10-K in response to comment 28 from our letter dated November 23, 2009. We note that your draft Form 10-K/A omitted the signature of your principal financial officer. Pursuant to General Instruction D.(2) to Form 10-K, your annual report is required to be signed by your principal executive officer, your principal financial officer and your controller or principal accounting officer. Please revise to identify the person who serves in these capacities or performs similar functions. Please also ensure that you date your signatures as of a current date.

Consolidated Financial Statements, page F-3

Consolidated Balance Sheet, page F-3

24. We note that loan payable to stockholder is payable on demand. Please tell us your basis in GAAP for the long-term classification of the obligation.

Notes to Consolidated Financial Statements, page F-7

1. Organization and Operations, page F-7

25. We note your response to comments three and four in our letter dated February 1, 2010 and the proposed revisions to your disclosure in the draft of the amendment submitted to us. Please tell us how you arrived at the aggregate purchase price and the amount of acquisition costs paid by RBL. Please also tell us how you treated the shares issued to the creditors in determining the amount assigned to intangible assets. In addition, please show us how to reconcile the aggregated purchase price of BevSystems to the amount assigned to intangible assets.

26. We note your response to comment five in our letter dated February 1, 2010. We understand that the operations of Gaming, Dayton and India from July 1, 2008 through the date of acquisition were insignificant. However, the transactions had a significant effect on your financial position. Accordingly, please revise (i) to report results of operations, financial position and other financial information as though the assets and liabilities had been transferred at the beginning of the year and (ii) restate your financial statements and other financial information for prior years to furnish comparative information. Refer to paragraphs D16 and D17 of SFAS 141, superseded by paragraphs D12 and D13 of SFAS 141(R) or FASB ASC 805-50-45-2 and 805-50-45-5. In addition, please revise management's discussion and analysis of financial condition and results of operations as applicable.

5. Intangible Assets, page F-10

27. We note your response to comments eight and 10 in our letter dated February 1, 2010 and the proposed revisions to your disclosure in the draft of the amendment submitted to us. Please tell us the basis in GAAP for your accounting policies with respect to amortization of intangible assets and contract rights. Please address why you have not determined whether intangible assets have finite useful lives or indefinite useful lives particularly in light of legal, regulatory and contractual provisions that limit the useful lives of the assets and why you have not determined the estimated useful life of contract rights. Please also address the guidance that supports your policy to commence amortization of intangible assets and contract rights upon the placement of the assets into service as opposed to the best estimate of their useful lives as of the date the assets were acquired. We may have further comment regarding your accounting policies and disclosures after we review your response. In addition, we note your disclosure in Form 10-Q filed February 16, 2010 that intangible assets have an indefinite life. Please tell us the basis for your conclusion that intangible assets have an indefinite life. Refer to paragraphs 11 – 12 of SFAS 142, codified in ASC Section 350-30-35.

6. Contract Rights, page F-11

28. We note your response to comment 30 from our letter dated November 23, 2009. Please provide us a copy of this agreement with your next response and confirm that you will file it as an exhibit when you file your Form 10-K/A.

Exhibit 31 – Section 302 Certifications

29. We note your proposed changes to your certification in response to comment 26 from our letter dated November 23, 2009. When you file this certification with your Form 10-K/A, please date the certification so that it reflects the date that you file your Form 10-K/A. Also, the title to the certification should simply state "Certification" as set forth in Item 601(b)(31). Please confirm your understanding in this regard.

John Paulsen
Rotate Black, Inc.
April 28, 2010
Page 8

Exhibit 32 – Section 906 Certification

30. We note your response to comment 27 from our letter dated November 23, 2009. When you file this certification with your Form 10-K/A, please date the certification so that it reflects the date that you file your Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

General

31. As appropriate, please apply the above comments to your Form 10-Q for the periods ended September 30, 2009.

32. We reviewed your response to comment 15 in our letter dated February 1, 2010. Please file the amendment as indicated in your response.

Notes to Consolidated Financial Statements, page 7

6. Contract Rights, page 9

Development Agreement, page 9

33. We note your response to comment 16 in our letter dated February 1, 2010. As previously requested, please tell us the terms of the agreement that provide for a potential adjustment to the number of shares or price of the shares issued to settle the note payable previously issued to acquire land. Please also tell us how you are accounting for the embedded feature. In doing so, explain why your accounting treatment complies with SFAS 133 (FASB ASC 815) and EITF 07-5 (FASB 815-40-15).

Item 2. Management's Discussion and Analysis of Financial Condition…, page 15

34. We note your response to comment 31 from our letter dated November 23, 2009 and we respectfully reissue the comment. Please tell us what facilities you are financing and the terms of your agreement with CRT Capital.

Item 4(T) Controls and Procedures, page 16

35. Please discuss how you are remedying the deficiencies in your disclosure controls and procedures and the status of your efforts to remedy the deficiencies as of September 30, 2009. Please update the status of your efforts to remedy the deficiencies in your disclosure controls and procedures in your future filings. Please confirm your understanding in this regard.

Part II. Other Information, page 18

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 18

36. We note your response to comment 32 from our letter dated November 23, 2009. Please briefly state the facts relied upon to make the exemption claimed available.

Exhibit 31- Section 302 Certifications

37. We note your response to comment 33 from our letter dated November 23, 2009. Please confirm that the inclusion of the certifying individual's title in the introductory sentence to each certification was not meant to limit the liability of the certifying individual.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 1. Financial Statements, page 1

2. Summary of Significant Accounting Policies, page 6

Noncontrolling Interest, page 7

38. It appears your accounting policy regarding allocation of losses attributable to the parent and noncontrolling interest in subsidiaries does not comply with the guidance in paragraph 31 of ARB 51, as amended by SFAS 160 (ASC 810-10-45-21). Please advise.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 17

39. We note your disclosure regarding the unregistered sale of securities in October, November and December 2009. We also note that your "Consolidated Statement of Changes in Stockholders' Equity (Deficit)" indicates that you sold 75,000 shares on September 15, 2009 and 300,000 shares between July, August and September 2009, but these sales are not identified in your unregistered sale of securities section. Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for the transactions identified in your unregistered sale of securities section and in your Consolidated Statement of Changes in Stockholders' Equity (Deficit) section and state briefly the facts relied upon to make the exemptions available. In future filings please provide similar disclosure regarding your unregistered sale of securities. Please refer to Item 701 of Regulation S-K.

Exhibit 31- Section 302 Certifications

40. We note that you included the title of the certifying individual in the introductory sentence to each certification. In future filings, your certifications should track the

language provided in Item 601(b)(31) of Regulation S-K exactly. Please confirm your understanding in this regard. Also, please confirm that the inclusion of the certifying individual's title was not meant to limit the liability of the certifying individual.

Form 8-K filed October 8, 2008

41. We note that you did not respond to comment 19 in our letter dated February 1, 2010. Therefore, we reissue the comment. Please tell us the date of the pro forma balance sheet included in the filing and why the assets and liabilities are significantly different from the amounts reflected in your June 30, 2009 balance sheet.

Form 8-K filed December 2, 2009

42. We note that you filed an Item 3.02 Form 8-K on December 2, 2009 regarding the sale of two million unregistered shares. You state the issuance was exempt under section 4(2) and Rule 506 of the Securities Act. It does not appear that you have filed a Form D to reflect this transaction. Please advise.

As appropriate, please amend your Form 10-K for the fiscal year ended June 30, 2009 and your Form 10-Q for the fiscal quarter ended September 30, 2009 and respond to the comments regarding your Form 10-Q for the fiscal quarter ended December 31, 2009 within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director